EXHIBIT 99.1

For Immediate Release	Date: November 9, 2018
18-41-TR

Teck Named One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named as one of Canada’s Top 100 Employers by Mediacorp. Canada’s Top Employers program recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

“Our people are our greatest strength and we are proud to be recognized among the leaders in Canada in providing exceptional workplaces,” said Don Lindsay, President and CEO, Teck. “By strengthening our culture of diversity, innovation and engagement, we are fostering an environment where employees can build exciting and rewarding careers.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including community involvement, employee communications, and training and skills development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Relations Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com